DAVIS LEGAL ADVISORS *since* 1892
& company LLP

from th

07021215

24

direct fax: 604.687.1612
ncharles@davis.ca

file number: 67066-00001

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2007
WASH, D.C.
186

February 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302 U.S.A.

Dear Sirs and Mesdames:

SUPPL

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

---

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Company"), copies of the following documents which have been publicly filed in Canada during the month of January:

PROCESSED
FEB 2 2 2007
THOMSON FINANCIAL

1. News Release disseminated January 4, 2007;

2. News Release disseminated January 8, 2007;

3. News Release disseminated January 10, 2007;

4. Material Change Report dated January 11, 2007 with respect to: (i) Rio Tinto Energy America, Inc.'s withdrawal of the Sweetwater uranium mill and related properties from sale, and (ii) the Company's exercise of its right to extend by three months the exclusivity period under a July 10, 2006 exclusivity agreement between the Company, US Energy Corp. and Crested Corp.;

5. Material Change Report dated January 11, 2007 with respect to the approval by the Ministry of Industry and Tourism and Resources of Australia of the Company's request for a new Permission to Export Natural Uranium from the Honeymoon Uranium Project;

6. Material Change Report dated January 11, 2007 with respect to the Company's further sales contracts from the Company's Dominion Uranium Project in South Africa with a number of western world utility customers;

7. News Release disseminated January 17, 2007;

dw 2/21

DAVIS
& company LLP

8. Material Change Report dated January 24, 2007 with respect to an updated mineral resource estimate for the Company's Dominion uranium project in South Africa, and also with respect to an Indicated uranium and gold resource in the surface waste dumps located on the Dominion property; and

9. News Release disseminated January 30, 2007.

My contact particulars are on the top of the first page of this letter should you have a questions or concerns with regard to this information.

Yours truly,

DAVIS & COMPANY LLP

Per: Nancy Charles

Nancy Charles
Paralegal
NAC/ljr

Encls.

cc: SXR Uranium One Inc.
Attn: Mr. John Sibley

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
February 12, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Granted Ten Year Export Permit for Honeymoon Uranium Project

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON and JOHANNESBURG, South Africa, Jan. 4 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce that the Ministry of Industry, Tourism and Resources of Australia has approved Uranium One's request for a new Permission to Export Natural Uranium ("Export Permit") from the Honeymoon Uranium Project.

The Export Permit has been granted for a period of ten (10) years, taking effect from January 1, 2007 to December 31, 2016, inclusive.

Neal Froneman, President and CEO of Uranium One commented:

"We are pleased that Uranium One's commitment to developing the Honeymoon Uranium Project is being supported by both the Australian federal government and the government of South Australia and we look forward to bringing the project into production in 2008. It is clear that the Australian federal government recognizes uranium as one of Australia's most promising export products. Uranium One has the most recent permitting experience in Australia and as a result is well positioned to grow its uranium business in that country."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible

variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated October 26, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482-3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:25e 04-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Sweetwater Uranium Assets Withdrawn From Sale by Rio Tinto; Exclusivity Agreement Relating to Shootaring Canyon Uranium Assets Extended

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON and JOHANNESBURG, South Africa, Jan. 8 /CNW/ - sxr Uranium One Inc. ("Uranium One") today announced that Rio Tinto Energy America, Inc. has decided to withdraw the Sweetwater uranium mill and related properties from sale in order to re-evaluate whether these should be retained and developed.

Uranium One has been advised that Rio Tinto's decision has been prompted by significant and unexpected changes in the world-wide market for uranium since the July 7, 2006 exclusivity agreement between the parties relating to these assets. Rio Tinto has agreed that, if it subsequently decides to re-offer these assets for sale in the next two years, it will invite Uranium One to re-submit a bid. Rio Tinto has agreed to acquire from Uranium One copies of the third party technical reports prepared for Uranium One as part of its due diligence investigations.

Concurrently, in a separate development, Uranium One has exercised its right to extend by three months the exclusivity period under the July 10, 2006 exclusivity agreement between Uranium One, U.S. Energy Corp. and Crested Corp. relating to the acquisition of the Shootaring Canyon uranium mill and associated uranium properties in the western United States.

Said Neal Froneman, Uranium One CEO: "We are naturally very disappointed with Rio Tinto's decision to withdraw the Sweetwater assets from sale, particularly at this stage in our negotiations. However, our negotiations with U.S. Energy Corp. with respect to the Shootaring Canyon assets are progressing well and we look forward to finalizing definitive acquisition documentation for these assets during the first quarter of 2007. In the meantime, we will continue to seek out growth opportunities in the United States in accordance with the continuing strategic importance to Uranium One of the U.S. market."

The Sweetwater assets were initially offered for sale by Rio Tinto in a competitive bidding process commencing in 2005. On July 7, 2006, after selecting Uranium One as the preferred bidder, Rio Tinto entered into an exclusivity agreement under which it granted to Uranium One the exclusive right to negotiate a definitive acquisition agreement consistent with the terms of Uranium One's bid and to carry out due diligence for a period of 180 days.

The Shootaring Canyon uranium assets are the subject of a separate exclusivity agreement dated July 10, 2006. As a result of the extension, the exclusive rights granted to Uranium One to negotiate and finalize the terms of definitive acquisition documentation with U.S. Energy Corp. and Crested Corp. have been extended to April 6, 2007. The purchase transaction remains subject, among other things, to the satisfactory completion of Uranium One's due diligence investigations, to Uranium One board approval and to the receipt of all required governmental and regulatory approvals.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto stock exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated December 15, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 82 418 2241; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 08:56e 08-JAN-07

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
February 12, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces Further Sales Contracts for Dominion

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO and JOHANNESBURG, South Africa, Jan. 10 /CNW/ - sxr Uranium One, Inc. ("Uranium One") is pleased to announce that it has agreed terms with a number of western world utility customers for further sales contracts from its Dominion Uranium Project in South Africa.

The Dominion Uranium Project is scheduled to commence production in the first quarter of 2007. The agreed terms provide for four new contracts with a total sale of 3,200,000 pounds of U3O8 from Dominion for delivery during the period 2008 and 2012, inclusive. Pricing will be market-related at the time of delivery, with escalating floor price protection. The sales agreements, which are subject to completion of definitive contractual documentation, were facilitated by Nufcor International Limited.

Uranium One announced on November 19, 2006 that it had agreed terms with a western world utility for an inaugural sales contract for the Dominion Uranium Project of 1,500,000 pounds of U3O8 for delivery between 2008 and 2012, inclusive.

The total contract position of 4,700,000 pounds of U3O8 from Dominion now represents approximately 28% of estimated production over the same time period according to the production profile contained in the Independent Technical Report prepared by SRK Consulting, as amended and filed on SEDAR (www.sedar.com) on October 26, 2006.

Commenting on today's announcement, Neal Froneman, President and CEO of Uranium One, said:

"I am delighted that we can announce further agreements for the supply of uranium from Dominion bringing the forward sales of U3O8 for which we are contracted to a total of 4,700,000 pounds. We will be commencing production at Dominion in the first quarter of 2007, our initial output will be sold into the spot market, and we are continuing to secure contracts which do not cap the price at which we will be selling our uranium and contain floor price protection. The company will therefore remain totally un-hedged and un-capped, over a period when we expect further upside in the uranium market. In line with our strategy, we are becoming a uranium producer at just the right time."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results

and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated December 15, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 16:05e 10-JAN-07

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
February 12, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company**:

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

2. **Date of Material Change**:

January 8, 2007

3. **News Release**:

The news release attached hereto as Schedule "A" was disseminated via CNW Group on January 8, 2007.

4. **Summary of Material Change:**

sxr Uranium One Inc. ("Uranium One") announced that Rio Tinto Energy America, Inc. has decided to withdraw the Sweetwater uranium mill and related properties from sale in order to re-evaluate whether these should be retained and developed. Uranium One has been advised that Rio Tinto's decision has been prompted by significant and unexpected changes in the world-wide market for uranium since the July 7, 2006 exclusivity agreement between the parties relating to these assets. Rio Tinto has agreed that, if it subsequently decides to re-offer these assets for sale in the next two years, it will invite Uranium One to re-submit a bid. Rio Tinto has agreed to acquire from Uranium One copies of the third party technical reports prepared for Uranium One as part of its due diligence investigations.

Concurrently, in a separate development, Uranium One has exercised its right to extend by three months the exclusivity period under the July 10, 2006 exclusivity agreement between Uranium One, U.S. Energy Corp. and Crested Corp. relating to the acquisition of the Shootaring Canyon uranium mill and associated uranium properties in the western United States.

5. **Full Description of Material Change**:

See attached Schedule "A" for the news release dated January 8, 2007.

6. **Reliance on subsection 7.1(2) or (3) National Instrument 51-102**:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7. **Omitted Information**:

No information has been omitted from this material change report on the basis that it is confidential information.

8. **Executive Officer**:

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler,
Vice President, Investor Relations
Tel: 1.416.350.3657

9. **Date of Report:**

January 11, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Sweetwater Uranium Assets Withdrawn From Sale by Rio Tinto; Exclusivity Agreement Relating to Shootaring Canyon Uranium Assets Extended

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON and JOHANNESBURG, South Africa, Jan. 8 /CNW/ - sxr Uranium One Inc. ("Uranium One") today announced that Rio Tinto Energy America, Inc. has decided to withdraw the Sweetwater uranium mill and related properties from sale in order to re-evaluate whether these should be retained and developed.

Uranium One has been advised that Rio Tinto's decision has been prompted by significant and unexpected changes in the world-wide market for uranium since the July 7, 2006 exclusivity agreement between the parties relating to these assets. Rio Tinto has agreed that, if it subsequently decides to re-offer these assets for sale in the next two years, it will invite Uranium One to re-submit a bid. Rio Tinto has agreed to acquire from Uranium One copies of the third party technical reports prepared for Uranium One as part of its due diligence investigations.

Concurrently, in a separate development, Uranium One has exercised its right to extend by three months the exclusivity period under the July 10, 2006 exclusivity agreement between Uranium One, U.S. Energy Corp. and Crested Corp. relating to the acquisition of the Shootaring Canyon uranium mill and associated uranium properties in the western United States.

Said Neal Froneman, Uranium One CEO: "We are naturally very disappointed with Rio Tinto's decision to withdraw the Sweetwater assets from sale, particularly at this stage in our negotiations. However, our negotiations with U.S. Energy Corp. with respect to the Shootaring Canyon assets are progressing well and we look forward to finalizing definitive acquisition documentation for these assets during the first quarter of 2007. In the meantime, we will continue to seek out growth opportunities in the United States in accordance with the continuing strategic importance to Uranium One of the U.S. market."

The Sweetwater assets were initially offered for sale by Rio Tinto in a competitive bidding process commencing in 2005. On July 7, 2006, after selecting Uranium One as the preferred bidder, Rio Tinto entered into an exclusivity agreement under which it granted to Uranium One the exclusive right to negotiate a definitive acquisition agreement consistent with the terms of Uranium One's bid and to carry out due diligence for a period of 180 days.

The Shootaring Canyon uranium assets are the subject of a separate exclusivity agreement dated July 10, 2006. As a result of the extension, the exclusive rights granted to Uranium One to negotiate and finalize the terms of definitive acquisition documentation with U.S. Energy Corp. and Crested Corp. have been extended to April 6, 2007. The purchase transaction remains subject, among other things, to the satisfactory completion of Uranium One's due diligence investigations, to Uranium One board approval and to the receipt of all required governmental and regulatory approvals.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto stock exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated December 15, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 82 418 2241; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 08:56e 08-JAN-07

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company**:

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

2. **Date of Material Change**:

January 4, 2007

3. **News Release**:

The news release attached hereto as Schedule "A" was disseminated via CNW Group on January 4, 2007.

4. **Summary of Material Change:**

sxr Uranium One Inc. ("Uranium One") announced that the Ministry of Industry, Tourism and Resources of Australia has approved Uranium One's request for a new Permission to Export Natural Uranium (the "Export Permit") from the Honeymoon Uranium Project. The Export Permit has been granted for a period of ten years, taking effect from January 1, 2007 to December 31, 2016, inclusive.

5. **Full Description of Material Change**:

See attached Schedule "A" for the news release dated January 4, 2007.

6. **Reliance on subsection 7.1(2) or (3) National Instrument 51-102**:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7. **Omitted Information**:

No information has been omitted from this material change report on the basis that it is confidential information.

8. **Executive Officer**:

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler,
Vice President, Investor Relations
Tel: 1.416.350.3657

9. **Date of Report:**

January 11, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Granted Ten Year Export Permit for Honeymoon Uranium Project

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON and JOHANNESBURG, South Africa, Jan. 4 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce that the Ministry of Industry, Tourism and Resources of Australia has approved Uranium One's request for a new Permission to Export Natural Uranium ("Export Permit") from the Honeymoon Uranium Project.

The Export Permit has been granted for a period of ten (10) years, taking effect from January 1, 2007 to December 31, 2016, inclusive.

Neal Froneman, President and CEO of Uranium One commented:

"We are pleased that Uranium One's commitment to developing the Honeymoon Uranium Project is being supported by both the Australian federal government and the government of South Australia and we look forward to bringing the project into production in 2008. It is clear that the Australian federal government recognizes uranium as one of Australia's most promising export products. Uranium One has the most recent permitting experience in Australia and as a result is well positioned to grow its uranium business in that country."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible

variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated October 26, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482-3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:25e 04-JAN-07

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

   sxr Uranium One Inc.
   390 Bay Street, Suite 1610
   Toronto, Ontario M5H 2Y2

2. **Date of Material Change:**

   January 10, 2007

3. **News Release:**

   The news release attached hereto as Schedule "A" was disseminated via CNW Group on January 10, 2007.

4. **Summary of Material Change:**

   sxr Uranium One Inc. announced that it has agreed terms with a number of western world utility customers for further sales contracts from its Dominion Uranium Project in South Africa.

   The Dominion Uranium Project is scheduled to commence production in the first quarter of 2007. The agreed terms provide for four new contracts with a total sale of 3,200,000 pounds of U308 from Dominion for delivery during the period 2008 and 2012, inclusive. Pricing will be market-related at the time of delivery, with escalating floor price protection. The sales agreements, which are subject to completion of definitive contractual documentation, were facilitated by Nufcor International Limited.

5. **Full Description of Material Change:**

   See attached Schedule "A" for the news release dated January 10, 2007.

6. **Reliance on subsection 7.1(2) or (3) National Instrument 51-102:**

   The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7. **Omitted Information:**

   No information has been omitted from this material change report on the basis that it is confidential information.

8. **Executive Officer:**

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler,
Vice President, Investor Relations
Tel: 1.416.350.3657

9. **Date of Report:**

January 11, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces Further Sales Contracts for Dominion

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO and JOHANNESBURG, South Africa, Jan. 10 /CNW/ - sxr Uranium One, Inc. ("Uranium One") is pleased to announce that it has agreed terms with a number of western world utility customers for further sales contracts from its Dominion Uranium Project in South Africa.

The Dominion Uranium Project is scheduled to commence production in the first quarter of 2007. The agreed terms provide for four new contracts with a total sale of 3,200,000 pounds of U3O8 from Dominion for delivery during the period 2008 and 2012, inclusive. Pricing will be market-related at the time of delivery, with escalating floor price protection. The sales agreements, which are subject to completion of definitive contractual documentation, were facilitated by Nufcor International Limited.

Uranium One announced on November 19, 2006 that it had agreed terms with a western world utility for an inaugural sales contract for the Dominion Uranium Project of 1,500,000 pounds of U3O8 for delivery between 2008 and 2012, inclusive.

The total contract position of 4,700,000 pounds of U3O8 from Dominion now represents approximately 28% of estimated production over the same time period according to the production profile contained in the Independent Technical Report prepared by SRK Consulting, as amended and filed on SEDAR (www.sedar.com) on October 26, 2006.

Commenting on today's announcement, Neal Froneman, President and CEO of Uranium One, said:

"I am delighted that we can announce further agreements for the supply of uranium from Dominion bringing the forward sales of U3O8 for which we are contracted to a total of 4,700,000 pounds. We will be commencing production at Dominion in the first quarter of 2007, our initial output will be sold into the spot market, and we are continuing to secure contracts which do not cap the price at which we will be selling our uranium and contain floor price protection. The company will therefore remain totally un-hedged and un-capped, over a period when we expect further upside in the uranium market. In line with our strategy, we are becoming a uranium producer at just the right time."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results

and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated December 15, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 16:05e 10-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Dominion Project - Uranium One Reports Updated Resource Estimate, Additional Uranium Tailings Resources and Extensive New Prospecting Rights

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO, ON and JOHANNESBURG, South Africa, Jan. 17 /CNW/ - sxr Uranium One Inc. ("Uranium One") today announced an updated mineral resource estimate for its Dominion uranium project in South Africa. The updated estimate shows a 37% increase in the Indicated uranium resources over the estimate reported in June 2006.

In addition, Uranium One has declared for the first time an Indicated uranium and gold resource in the surface waste dumps located on the Dominion property (the Dominion Dumps). The processing of material from the dumps is expected to result in greater production and lower treatment costs during the first three years of plant operation than projected in the independent technical report on the Dominion project prepared by SRK Consulting, as amended and filed on SEDAR on October 26, 2006.

Revised Mineral Resource Estimate

Dominion and Rietkuil Sections

The primary focus of the current and ongoing diamond exploration drilling program is to upgrade existing Inferred resources into Indicated resources such that mine planning can be expedited for production purposes. This has been achieved by delineating the down dip extensions of previously identified higher grade channels. Ongoing drilling is primarily aimed at targeting further extensions to these known ore-shoots, as well as identifying additional ore-shoots in the current Inferred resource areas. Focused drilling on newly identified ore-shoots is being undertaken for conversion to Indicated resources, with a view to maximizing the resource and reserve base for mine planning purposes and to assess the ability of the Dominion uranium project to potentially support an expansion to approximately 7.0 million pounds of U(3)O(8) production per annum by 2015.

The updated mineral resource estimate for the Dominion uranium project shows an Indicated uranium resource of 36.4 million tonnes at a grade of 0.81 kg/tonne, containing 64.9 million pounds U(3)O(8). This represents a 37% increase in the number of contained pounds of uranium within the Indicated uranium resource base relative to the most recent Dominion resource estimate (contained in the June 2006 independent technical report on the Dominion property prepared by SRK Consulting and available on SEDAR) of 26.0 million tonnes at a grade of 0.83 kg/tonne, containing 47.5 million pounds U(3)O(8) in the Indicated category.

The updated mineral resource estimate shows an Inferred resource of 219.4 million tonnes at a grade of 0.38 kg/tonne, containing 183.6 million pounds of U(3)O(8) compared to 178.4 million tonnes at a grade of 0.51 kg/tonne, containing 199.2 million pounds of U(3)O(8) in June 2006. The increase in contained pounds of U(3)O(8) in the Indicated resource, and the corresponding decrease in contained pounds of U(3)O(8) in the Inferred resource, reflects the focus of the drilling carried out in connection with the resource update.

The decrease in the average grade of the Inferred uranium resource is largely due to several higher grade ore-shoot extensions being incorporated into the Indicated resource, resulting, at this stage, in an overall lower Inferred uranium resource grade. In line with our experience to date, it is anticipated that ongoing drilling at the site would lead to the identification and delineation of additional higher grade ore-shoots in the Inferred resource, which would both increase the average Inferred grade and provide additional targets for conversion to Indicated resources. Furthermore, during

the conversion of Inferred to Indicated resources, the reefs are optimized with respect to economic mining widths and grade. This process considers the selection of an optimal mining cut (thickness) to maximize uranium grades and associated contents. Currently, Indicated resources are quoted over selective mining cuts (grade optimized), while Inferred resources are quoted over full channel widths (grade diluted over total, thicker, reef units).

In addition, the revised mineral resource estimate shows an Indicated gold resource of 36.4 million tonnes at a grade of 0.91 g/tonne, containing 1.1 million ounces of gold. This represents a 17% increase in the contained ounces within the Indicated gold resource base relative to the June 2006 resource estimate of 26.0 million tonnes at a grade of 1.09 g/tonne, containing 0.9 million ounces of gold. Inferred gold resources have increased from an average grade of 0.63 g/tonne to 0.67 g/tonne, resulting in a 32% increase in Inferred contained gold ounces, from 3.6 million ounces to 4.8 million ounces.

In all cases, mineral resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC").

The tables below summarize the revised resource estimate by category:

Dominion Uranium Project - Uranium and Gold Resources Summary
(Effective 31 December, 2006)

<<
Dominion Reefs: Dominion and Rietkuil Sections

Indicated Mineral Resources(1)

Reef Unit	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion Upper	13,735	0.74	22,497	0.65	287
Rietkuil Upper	11,215	0.86	21,246	0.93	335
Dominion Lower	9,382	0.86	17,710	1.36	410
Rietkuil Lower	2,053	0.76	3,436	0.43	28
Total Indicated	36,385	0.81	64,889	0.91	1,060

Inferred Mineral Resources(1)

Reef Unit	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion Upper	71,662	0.32	50,303	0.49	1,128
Rietkuil Upper	48,331	0.55	58,796	0.44	683

Dominion Lower	54,552	0.27	32,836	0.91	1,594
Rietkuil Lower	44,830	0.42	41,695	0.93	1,347
Total Inferred	219,375	0.38	183,630	0.67	4,752

(1) Mineral resource estimated by Dr. Carina Lemmer of Geological & Geostatistical Services and reported to a cut-off of 30 cm.kg/tonne U(3)O(8) for both Dominion and Rietkuil, and 0.00 g/tonne gold. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

>>

The drilling campaign conducted from May 6, 2005 to November 21, 2006 comprised 209 BQ- and NQ-calibre diamond drill holes, totaling 91,076 metres. Of these, 164 boreholes (93 and 71 boreholes at the Rietkuil and Dominion sections, respectively) have been utilized for the current resource update (data received and verified prior to October 15, 2006). This represents an additional 59 boreholes since the June 2006 resource declaration. The assay results from the boreholes considered for the resource estimate are summarized in a schedule that can be accessed at the Corporation's website (www.uranium1.com). This schedule is accompanied by a map indicating the drill hole locations at the Dominion Property.

Previously defined (June 2006) geological domains have been refined and extended based on the new drilling information. The estimation technique employed considers ordinary kriging in all the Indicated resource areas. Over the much larger portion of the resource that was classified as Inferred, stationarity was considered sufficient to apply simple kriging in a few cases where there was a paucity of data; otherwise, ordinary kriging was also applied. Mean values for panels of 240m x 240m were kriged in the Indicated resource areas, based on a 160 cm maximum mining width. Kriging in the Inferred resource areas was based on the full channel width. For both the Indicated and Inferred resources, a minimum mining width of 100 cm is considered. The cut-off values employed in the estimate are marginally different from the values employed in the June 2006 estimate, based on minor price variations (US$46.50/lb for U(3)O(8) and US$580/oz for gold, versus US 45.00/lb for U(3)O(8) and US$528/oz utilized in June 2006). The influence of the co-product gold values was also considered in the cut-off determination.

Since the previous resource declaration, the methodology for dip estimation has been revised (considering discrete dip domains as opposed to regional dip applications), allowing for more accurate tonnage estimates. Selective mining units of 30 m(2) have been applied, which more closely resembles actual planned mining panel dimensions. Resource classification was largely based on data quality, density and statistical parameters.

The revised resource estimate for the Dominion Reefs was prepared by Dr. Carina Lemmer of Geological and Geostatistical Services, independent geoscience consultants to Uranium One, and the underlying geological modeling was prepared by Dr. Richard Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Regional Exploration Geologist, Uranium One. Both are qualified persons for the purposes of NI 43-101. The data for the resource estimate was verified by Dr. Richard Stewart. Analytical verification was completed through the analysis of certified reference materials, duplicate sample and barren sample analysis. Geological and assay data is obtained from a central exploration database, where logging, sampling and data entry procedures are checked and verified.

Dominion Dumps Area

An auger drilling exploration program and associated evaluation of the Dominion Dumps was undertaken between May and November 2006. The Dominion Dumps comprise a cluster of four dumps generated by historic mining and milling activity on the Dominion property. Two of these (Areas 3 and 4) contain an Indicated resource of 3.4 million tonnes, at a grade of 0.16 kg/tonne uranium and 0.51 g/tonne gold, containing 1.2 million pounds of U(3) O(8) and 55,000 ounces of gold.

Dominion Dumps

<<

Indicated Mineral Resources (2)

Reef Unit	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Area 3	2,376	0.12	636	0.47	36
Area 4	999	0.25	559	0.58	19
Total Indicated	3,375	0.16	1,195	0.51	55

(2) Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat, of Global Geo Services (Pty) Ltd. The dumps are reported at 0 cm.kg/tonne cut-off and are inclusive of the entire dump material, i.e. zero selectivity. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

>>

Uranium One plans to process material from the Dominion Dumps in addition to the planned underground production from the Dominion Reefs disclosed in SRK's October 2006 independent technical report. The introduction of tailings material is intended to maximize the use of the available plant capacity while underground tonnage is being ramped up. During the 2007 - 2009 period, Uranium One expects to process approximately 1,000,000 tonnes of slimes, at an average grade of 0.16 kg/tonne. The introduction of dump material is expected to reduce the plant unit cost over the 2007 - 2009 period, with the largest benefit expected in the early part of this three year period. Uranium One will provide guidance on expected production increases, later in the year, subsequent to the commencement of production.

The Dominion Dumps drilling program was completed on June 7, 2006. A total of 365 boreholes were drilled on the four areas totaling 1,643 metres. Of these, 67 boreholes (768 metres) were drilled on Dump 3 (50m x 50m drilling grid) and 216 boreholes (679 meters) on Dump 4 (30m x 30m drilling grid). Drilling was achieved using hand-held auger drills with 50 mm outer diameter pipes. Samples were collected at 1.5 metre depth intervals. These yielded samples of approximately 3.5 kg each. A total of 517 and 489 samples were collected and analyzed at the Dump 3 and 4 areas, respectively.

The boreholes were used to create a 3D wireframe of the dumps, which were filled with regular blocks of 2.5m x 2.5m x dump vertical thickness and used as the starting model for regularized blocks of 25m x 25m x 3m. The uranium (kg/tonne) and gold (g/tonne) values were interpolated into the regularized block model (using ordinary and simple kriging as the estimation technique). For the final model, sub-cells were created to represent an accurate volume. All drill data obtained and verified during the drilling program were considered for the resource estimate.

In evaluating the economic viability of the Dominion Dumps for resource

classification purposes, the commodity prices applied for the Dominion Reefs resource estimates were utilized. Extraction ratios of 89% and 79% for gold and uranium, respectively, were based on test work undertaken at Mintek Laboratories, an accredited metallurgical laboratory in South Africa.

The resource estimate for the Dominion Dumps was prepared by Mr. Charles Muller, B.Sc. (Hons), Pr.Sci.Nat. of Global Geo Services (Pty) Ltd., independent geoscience consultants to Uranium One, who is a qualified person for the purposes of NI 43-101. Databases and analytical data were verified by Dr. Richard Stewart through the analysis of certified reference materials, duplicate sample and barren sample analysis.

The revised resource estimate for the Dominion Reefs, and the resource estimate for the Dominion Dumps, have been audited by SRK Consulting and will be contained in an independent technical report being prepared by SRK Consulting for filing in accordance with the requirements of NI 43-101.

Dominion Exploration and Drilling

Dominion and Rietkuil Sections

Drilling at Rietkuil and Dominion is ongoing, with an estimated 75,000 metres scheduled for 2007. The objective of this program is to further delineate the down-dip extensions of the identified high grade zones, as well as confirm and delineate the newly identified high grade ore-shoots. Exploration will also be undertaken in extension areas not currently classified as resources.

Additional Prospecting Rights

Surface mapping has indicated a continuation of the Dominion Group, outcropping to the west of the Dominion area. Based on the existing geological modeling completed at Dominion, combined with surface mapping and limited historic exploration data, a potential Dominion Reefs strike extension of approximately 60 km to the west of the Dominion project area has been identified.

In the process of applying for additional uranium prospecting rights Uranium One identified and prioritized the area to the west of the existing Dominion project area as the most important. Prospecting rights covering this projected extension of reef development, from surface to depths of approximately 500 metres, have been defined, comprising an area of 74,380 hectares. Uranium One has been formally granted prospecting rights over some 57,565 hectares of the 74,380 hectares; prospecting rights over the balance of this area are currently pending but applications have been accepted by the Department of Minerals and Energy. Exploration in this area is planned to commence early in 2007 and will include aerial-geophysical surveys, surface mapping and surface exploration drilling. A map showing the areas covered by the new prospecting rights as well as the existing project area is available on the Corporation's website at www.uranium1.com.

The newly acquired prospecting rights have increased the strike extent of the Dominion Reefs being explored at the existing Dominion Project by more than 400%, an area comparative to that of the West Wits Line in the Carletonville Goldfield (Witwatersrand Basin), hosting some of the major South African gold mines.

Quality Assurance and Quality Control

The Dominion project drilling program, including the Dominion Dumps drill program, is being carried out under the direction of Mr. M.H.G. Heyns, Pr.Sci.Nat. (SACNASP), MSAIMM, MGSSA, Vice President, Geology and Exploration, Uranium One, and Dr. R.A. Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Regional Exploration Manager, Uranium One, both qualified persons for the purposes of NI 43-101.

Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols. Half-core assay samples are collected by appropriately qualified personnel. Core samples are

prepared at an onsite preparation facility managed by Superlabs Ltd. and are assayed at the Set Point Laboratory located in Johannesburg, South Africa, which is accredited under SANAS and ISO/IEC 17025. Gold assays are performed using conventional fire assay procedures with an inductively coupled plasma optical-emission spectroscopic ("ICP-OES") finish on 50g aliquots, and uranium assays are performed using X-ray fluorescence spectrometry on a pressed powder pellet or a borate fusion disc. Quality control procedures follow industry standard protocols and include the use of blind control samples.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximately 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding potential mineralization, reserves, resources, estimates of future mining, recovery, production rates and operating costs, and future plans and objectives of Uranium One, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form and Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) ("SAMREC") under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The indicated and inferred resource estimates provided herein in accordance with SAMREC will be reconciled to the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council on August 20, 2000, as may be amended from time to time by the CIM, in accordance with National Instrument 43-1 01 - Standards of Disclosure for Mineral Projects, ("NI 43-101") in the independent technical report being prepared by SRK for filing in accordance with the requirements of NI 43-101.

Investors are cautioned not to assume that all or any part of the mineral deposits in the Measured and Indicated resource categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in SAMREC. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an Inferred resource exists or is economically or legally mineable.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:18e 17-JAN-07

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

Item 2. Date of Material Change

January 17, 2007

Item 3. News Release

The news release attached hereto as Schedule "A" was disseminated via CNW Group on January 17, 2007.

Item 4. Summary of Material Change

sxr Uranium One Inc. ("Uranium One") announced an updated mineral resource estimate for its Dominion uranium project in South Africa. The updated estimate shows a 37% increase in the Indicated uranium resources over the estimate reported in June 2006.

In addition, Uranium One has declared for the first time an Indicated uranium and gold resource in the surface waste dumps located on the Dominion property. The processing of material from the dumps is expected to result in greater production and lower treatment costs during the first three years of plant operation than projected in the independent technical report on the Dominion project prepared by SRK Consulting, as amended and filed on SEDAR on October 26, 2006.

Uranium One has been formally granted prospecting rights over some 57,565 hectares of a target area of 74,380 hectares; prospecting rights over the balance of this area are currently pending but applications have been accepted by the Department of Minerals and Energy. Exploration in this area is planned to commence early in 2007 and will include aerial-geophysical surveys, surface mapping and surface exploration drilling.

Item 5. Full Description of Material Change

See attached Schedule "A" for the news release dated January 17, 2007.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8. Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler,
Vice President, Investor Relations
Tel: 1.416.350.3657

Item 9. Date of Report

January 24, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Dominion Project - Uranium One Reports Updated Resource Estimate, Additional Uranium Tailings Resources and Extensive New Prospecting Rights

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO, ON and JOHANNESBURG, South Africa, Jan. 17 /CNW/ - sxr Uranium One Inc. ("Uranium One") today announced an updated mineral resource estimate for its Dominion uranium project in South Africa. The updated estimate shows a 37% increase in the Indicated uranium resources over the estimate reported in June 2006.

In addition, Uranium One has declared for the first time an Indicated uranium and gold resource in the surface waste dumps located on the Dominion property (the Dominion Dumps). The processing of material from the dumps is expected to result in greater production and lower treatment costs during the first three years of plant operation than projected in the independent technical report on the Dominion project prepared by SRK Consulting, as amended and filed on SEDAR on October 26, 2006.

Revised Mineral Resource Estimate

Dominion and Rietkuil Sections

The primary focus of the current and ongoing diamond exploration drilling program is to upgrade existing Inferred resources into Indicated resources such that mine planning can be expedited for production purposes. This has been achieved by delineating the down dip extensions of previously identified higher grade channels. Ongoing drilling is primarily aimed at targeting further extensions to these known ore-shoots, as well as identifying additional ore-shoots in the current Inferred resource areas. Focused drilling on newly identified ore-shoots is being undertaken for conversion to Indicated resources, with a view to maximizing the resource and reserve base for mine planning purposes and to assess the ability of the Dominion uranium project to potentially support an expansion to approximately 7.0 million pounds of U(3)O(8) production per annum by 2015.

The updated mineral resource estimate for the Dominion uranium project shows an Indicated uranium resource of 36.4 million tonnes at a grade of 0.81 kg/tonne, containing 64.9 million pounds U(3)O(8). This represents a 37% increase in the number of contained pounds of uranium within the Indicated uranium resource base relative to the most recent Dominion resource estimate (contained in the June 2006 independent technical report on the Dominion property prepared by SRK Consulting and available on SEDAR) of 26.0 million tonnes at a grade of 0.83 kg/tonne, containing 47.5 million pounds U(3)O(8) in the Indicated category.

The updated mineral resource estimate shows an Inferred resource of 219.4 million tonnes at a grade of 0.38 kg/tonne, containing 183.6 million pounds of U(3)O(8) compared to 178.4 million tonnes at a grade of 0.51 kg/tonne, containing 199.2 million pounds of U(3)O(8) in June 2006. The increase in contained pounds of U(3)O(8) in the Indicated resource, and the corresponding decrease in contained pounds of U(3)O(8) in the Inferred resource, reflects the focus of the drilling carried out in connection with the resource update.

The decrease in the average grade of the Inferred uranium resource is largely due to several higher grade ore-shoot extensions being incorporated into the Indicated resource, resulting, at this stage, in an overall lower Inferred uranium resource grade. In line with our experience to date, it is anticipated that ongoing drilling at the site would lead to the identification and delineation of additional higher grade ore-shoots in the Inferred resource, which would both increase the average Inferred grade and provide additional targets for conversion to Indicated resources. Furthermore, during

the conversion of Inferred to Indicated resources, the reefs are optimized with respect to economic mining widths and grade. This process considers the selection of an optimal mining cut (thickness) to maximize uranium grades and associated contents. Currently, Indicated resources are quoted over selective mining cuts (grade optimized), while Inferred resources are quoted over full channel widths (grade diluted over total, thicker, reef units).

In addition, the revised mineral resource estimate shows an Indicated gold resource of 36.4 million tonnes at a grade of 0.91 g/tonne, containing 1.1 million ounces of gold. This represents a 17% increase in the contained ounces within the Indicated gold resource base relative to the June 2006 resource estimate of 26.0 million tonnes at a grade of 1.09 g/tonne, containing 0.9 million ounces of gold. Inferred gold resources have increased from an average grade of 0.63 g/tonne to 0.67 g/tonne, resulting in a 32% increase in Inferred contained gold ounces, from 3.6 million ounces to 4.8 million ounces.

In all cases, mineral resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC").

The tables below summarize the revised resource estimate by category:

Dominion Uranium Project - Uranium and Gold Resources Summary
(Effective 31 December, 2006)

<<
Dominion Reefs: Dominion and Rietkuil Sections

Indicated Mineral Resources(1)

Reef Unit	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion Upper	13,735	0.74	22,497	0.65	287
Rietkuil Upper	11,215	0.86	21,246	0.93	335
Dominion Lower	9,382	0.86	17,710	1.36	410
Rietkuil Lower	2,053	0.76	3,436	0.43	28
Total Indicated	36,385	0.81	64,889	0.91	1,060

Inferred Mineral Resources(1)

Reef Unit	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion Upper	71,662	0.32	50,303	0.49	1,128
Rietkuil Upper	48,331	0.55	58,796	0.44	683

Dominion Lower	54,552	0.27	32,836	0.91	1,594
Rietkuil Lower	44,830	0.42	41,695	0.93	1,347
Total Inferred	219,375	0.38	183,630	0.67	4,752

(1) Mineral resource estimated by Dr. Carina Lemmer of Geological & Geostatistical Services and reported to a cut-off of 30 cm.kg/tonne U(3)O(8) for both Dominion and Rietkuil, and 0.00 g/tonne gold. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

>>

The drilling campaign conducted from May 6, 2005 to November 21, 2006 comprised 209 BQ- and NQ-calibre diamond drill holes, totaling 91,076 metres. Of these, 164 boreholes (93 and 71 boreholes at the Rietkuil and Dominion sections, respectively) have been utilized for the current resource update (data received and verified prior to October 15, 2006). This represents an additional 59 boreholes since the June 2006 resource declaration. The assay results from the boreholes considered for the resource estimate are summarized in a schedule that can be accessed at the Corporation's website (www.uranium1.com). This schedule is accompanied by a map indicating the drill hole locations at the Dominion Property.

Previously defined (June 2006) geological domains have been refined and extended based on the new drilling information. The estimation technique employed considers ordinary kriging in all the Indicated resource areas. Over the much larger portion of the resource that was classified as Inferred, stationarity was considered sufficient to apply simple kriging in a few cases where there was a paucity of data; otherwise, ordinary kriging was also applied. Mean values for panels of 240m x 240m were kriged in the Indicated resource areas, based on a 160 cm maximum mining width. Kriging in the Inferred resource areas was based on the full channel width. For both the Indicated and Inferred resources, a minimum mining width of 100 cm is considered. The cut-off values employed in the estimate are marginally different from the values employed in the June 2006 estimate, based on minor price variations (US$46.50/lb for U(3)O(8) and US$580/oz for gold, versus US 45.00/lb for U(3)O(8) and US$528/oz utilized in June 2006). The influence of the co-product gold values was also considered in the cut-off determination.

Since the previous resource declaration, the methodology for dip estimation has been revised (considering discrete dip domains as opposed to regional dip applications), allowing for more accurate tonnage estimates. Selective mining units of 30 m(2) have been applied, which more closely resembles actual planned mining panel dimensions. Resource classification was largely based on data quality, density and statistical parameters.

The revised resource estimate for the Dominion Reefs was prepared by Dr. Carina Lemmer of Geological and Geostatistical Services, independent geoscience consultants to Uranium One, and the underlying geological modeling was prepared by Dr. Richard Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Regional Exploration Geologist, Uranium One. Both are qualified persons for the purposes of NI 43-101. The data for the resource estimate was verified by Dr. Richard Stewart. Analytical verification was completed through the analysis of certified reference materials, duplicate sample and barren sample analysis. Geological and assay data is obtained from a central exploration database, where logging, sampling and data entry procedures are checked and verified.

Dominion Dumps Area

An auger drilling exploration program and associated evaluation of the Dominion Dumps was undertaken between May and November 2006. The Dominion Dumps comprise a cluster of four dumps generated by historic mining and milling activity on the Dominion property. Two of these (Areas 3 and 4) contain an Indicated resource of 3.4 million tonnes, at a grade of 0.16 kg/tonne uranium and 0.51 g/tonne gold, containing 1.2 million pounds of U(3) O(8) and 55,000 ounces of gold.

Dominion Dumps

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Indicated Mineral Resources (2)

Reef Unit	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Area 3	2,376	0.12	636	0.47	36
Area 4	999	0.25	559	0.58	19
Total Indicated	3,375	0.16	1,195	0.51	55

(2) Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat, of Global Geo Services (Pty) Ltd. The dumps are reported at 0 cm.kg/tonne cut-off and are inclusive of the entire dump material, i.e. zero selectivity. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

>>

Uranium One plans to process material from the Dominion Dumps in addition to the planned underground production from the Dominion Reefs disclosed in SRK's October 2006 independent technical report. The introduction of tailings material is intended to maximize the use of the available plant capacity while underground tonnage is being ramped up. During the 2007 - 2009 period, Uranium One expects to process approximately 1,000,000 tonnes of slimes, at an average grade of 0.16 kg/tonne. The introduction of dump material is expected to reduce the plant unit cost over the 2007 - 2009 period, with the largest benefit expected in the early part of this three year period. Uranium One will provide guidance on expected production increases, later in the year, subsequent to the commencement of production.

The Dominion Dumps drilling program was completed on June 7, 2006. A total of 365 boreholes were drilled on the four areas totaling 1,643 metres. Of these, 67 boreholes (768 metres) were drilled on Dump 3 (50m x 50m drilling grid) and 216 boreholes (679 meters) on Dump 4 (30m x 30m drilling grid). Drilling was achieved using hand-held auger drills with 50 mm outer diameter pipes. Samples were collected at 1.5 metre depth intervals. These yielded samples of approximately 3.5 kg each. A total of 517 and 489 samples were collected and analyzed at the Dump 3 and 4 areas, respectively.

The boreholes were used to create a 3D wireframe of the dumps, which were filled with regular blocks of 2.5m x 2.5m x dump vertical thickness and used as the starting model for regularized blocks of 25m x 25m x 3m. The uranium (kg/tonne) and gold (g/tonne) values were interpolated into the regularized block model (using ordinary and simple kriging as the estimation technique). For the final model, sub-cells were created to represent an accurate volume. All drill data obtained and verified during the drilling program were considered for the resource estimate.

In evaluating the economic viability of the Dominion Dumps for resource

classification purposes, the commodity prices applied for the Dominion Reefs resource estimates were utilized. Extraction ratios of 89% and 79% for gold and uranium, respectively, were based on test work undertaken at Mintek Laboratories, an accredited metallurgical laboratory in South Africa.

The resource estimate for the Dominion Dumps was prepared by Mr. Charles Muller, B.Sc. (Hons), Pr.Sci.Nat. of Global Geo Services (Pty) Ltd., independent geoscience consultants to Uranium One, who is a qualified person for the purposes of NI 43-101. Databases and analytical data were verified by Dr. Richard Stewart through the analysis of certified reference materials, duplicate sample and barren sample analysis.

The revised resource estimate for the Dominion Reefs, and the resource estimate for the Dominion Dumps, have been audited by SRK Consulting and will be contained in an independent technical report being prepared by SRK Consulting for filing in accordance with the requirements of NI 43-101.

Dominion Exploration and Drilling

Dominion and Rietkuil Sections

Drilling at Rietkuil and Dominion is ongoing, with an estimated 75,000 metres scheduled for 2007. The objective of this program is to further delineate the down-dip extensions of the identified high grade zones, as well as confirm and delineate the newly identified high grade ore-shoots. Exploration will also be undertaken in extension areas not currently classified as resources.

Additional Prospecting Rights

Surface mapping has indicated a continuation of the Dominion Group, outcropping to the west of the Dominion area. Based on the existing geological modeling completed at Dominion, combined with surface mapping and limited historic exploration data, a potential Dominion Reefs strike extension of approximately 60 km to the west of the Dominion project area has been identified.

In the process of applying for additional uranium prospecting rights Uranium One identified and prioritized the area to the west of the existing Dominion project area as the most important. Prospecting rights covering this projected extension of reef development, from surface to depths of approximately 500 metres, have been defined, comprising an area of 74,380 hectares. Uranium One has been formally granted prospecting rights over some 57,565 hectares of the 74,380 hectares; prospecting rights over the balance of this area are currently pending but applications have been accepted by the Department of Minerals and Energy. Exploration in this area is planned to commence early in 2007 and will include aerial-geophysical surveys, surface mapping and surface exploration drilling. A map showing the areas covered by the new prospecting rights as well as the existing project area is available on the Corporation's website at www.uranium1.com.

The newly acquired prospecting rights have increased the strike extent of the Dominion Reefs being explored at the existing Dominion Project by more than 400%, an area comparative to that of the West Wits Line in the Carletonville Goldfield (Witwatersrand Basin), hosting some of the major South African gold mines.

Quality Assurance and Quality Control

The Dominion project drilling program, including the Dominion Dumps drill program, is being carried out under the direction of Mr. M.H.G. Heyns, Pr.Sci.Nat. (SACNASP), MSAIMM, MGSSA, Vice President, Geology and Exploration, Uranium One, and Dr. R.A. Stewart, Pr.Sci.Nat. (SACNASP), MGSSA, Regional Exploration Manager, Uranium One, both qualified persons for the purposes of NI 43-101.

Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols. Half-core assay samples are collected by appropriately qualified personnel. Core samples are

prepared at an onsite preparation facility managed by Superlabs Ltd. and are assayed at the Set Point Laboratory located in Johannesburg, South Africa, which is accredited under SANAS and ISO/IEC 17025. Gold assays are performed using conventional fire assay procedures with an inductively coupled plasma optical-emission spectroscopic ("ICP-OES") finish on 50g aliquots, and uranium assays are performed using X-ray fluorescence spectrometry on a pressed powder pellet or a borate fusion disc. Quality control procedures follow industry standard protocols and include the use of blind control samples.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximately 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding potential mineralization, reserves, resources, estimates of future mining, recovery, production rates and operating costs, and future plans and objectives of Uranium One, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form and Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) ("SAMREC") under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The indicated and inferred resource estimates provided herein in accordance with SAMREC will be reconciled to the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council on August 20, 2000, as may be amended from time to time by the CIM, in accordance with National Instrument 43-1 01 - Standards of Disclosure for Mineral Projects, ("NI 43-101") in the independent technical report being prepared by SRK for filing in accordance with the requirements of NI 43-101.

Investors are cautioned not to assume that all or any part of the mineral deposits in the Measured and Indicated resource categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in SAMREC. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an Inferred resource exists or is economically or legally mineable.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:18e 17-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Provides Update on Operations, Organic Growth Initiatives and Announces Changes to Management

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, Ontario, and JOHANNESBURG, South Africa, Jan. 30 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to provide an update on progress at its development and exploration projects as well as to announce several key management changes.

Dominion Reefs Uranium Mine

The Dominion Reefs Uranium Mine (DRUM) remains on schedule for commencement of production on February 28, 2007 and the production for the year 2007 projected in the October 26, 2006 independent technical report on the Dominion project feasibility study is expected to be met.

Permitting

Uranium One received its new order mining right for Dominion, as well as approval for its Environmental Management Programme in October 2006. In December 2006 Uranium One also received an additional water discharge permit from the South African Department of Water Affairs and Forestry to release an additional 70 l/s. This permission is in addition to the water use license granted in July 2006 and was required to enable the mine to discharge shaft water that is not required for the operation at present.

The Company has been advised by the National Nuclear Regulator of South Africa (the NNR) that its application for the Certificate of Registration required in connection with the Project has been approved in principle and issuance of the Certificate is expected imminently. In accordance with applicable regulatory requirements, applications for amendments to the Certificate of Registration relating to subsequent stages of the Project will be submitted by Uranium One to the NNR in due course.

Dominion Mill

The uranium plant is being commissioned in a staged approach and is on target for the start-up of production under atmospheric leach conditions during the first quarter of 2007. The pressure leach section will then be brought on line during April 2007. This staged approach facilitates a quicker ramp-up of production and recovery rates.

The crushing, milling and densification circuits were successfully commissioned on November 21, 2006. Gold ore and slimes material are currently being processed through these circuits. At present, the water, sulphuric acid, lime and ammonia storage facilities as well as the supply pumps and services are being commissioned. The coal-fired boiler has been cold commissioned and is now being hot commissioned.

The plant design allows for the pre-leach and pressure leach circuits to be bypassed. This allows for the staged commissioning of the circuit, from the crushing and milling stages through to atmospheric leaching, counter current decantation thickeners, pin bed clarifier, solvent extraction and ADU production. The more complex pressure leach circuit will be commissioned once the rest of the plant is operating satisfactorily. The brick lining for the first autoclave is scheduled for completion in February 2007 and is scheduled for cold commissioning in March 2007, followed by hot commissioning in April 2007. The commissioning of the pressure leach circuit will bring the plant up to full design efficiency and design throughput of 100,000 tonnes per month per autoclave. The second autoclave will be ready for commissioning in August 2007, thus increasing plant capacity to 200,000 tonnes per month.

The plant production ramp up is initially expected to exceed the ore

production from underground and spare plant capacity will be filled by processing uranium and gold bearing slime from the Dominion dump resource. Test work has shown good recoveries are obtainable from the slime material and an 80,000 tonne per month hydraulic sluicing facility has been commissioned to supplement production from underground.

Mine Construction

At the Rietkuil Section, total development of the R1 decline stands at 1,213 metres. The Rietkuil incline shaft has been dewatered and re-commissioned to 5 level, where mine development operations have commenced. At the Dominion Section, development of the D1 and D2 declines total 690 and 280 metres, respectively. Mine development operations at the Dominion Section have commenced on 1 level.

Underground mine development is at an advanced stage, with over 3,800 metres of footwall development. In addition, approximately 458 metres of working face has now been opened up and stoping has commenced. Stoping at the Rietkuil Section commenced on January 3, 2007 and blasting continues on a daily basis. In the Dominion Section, the first blast on the D2 reef horizon took place on January 13, 2007.

DRUM Resource Update

On January 17, 2007, Uranium One announced an updated resource estimate for the Dominion Reefs Uranium Mine. This update showed a 37% increase in the Indicated uranium resources over the estimate reported in June 2006. The current mineral resource estimate shows an Indicated uranium resource of 36.4 million tonnes at a grade of 0.81 kg/tonne, containing 64.9 million pounds U(3)O(8). The focus of the current and ongoing exploration is to further increase the Indicated resource base by upgrading existing Inferred resources, such that mine planning may be expedited for production purposes and to evaluate the Company's ability to expand the rate of production to approximately 7.0 million pounds by 2012.

Potential Expansion of DRUM

The feasibility study for the Dominion Reefs Uranium Mine considered Phase 1 of the current mine plan, whereby an extraction rate of 200,000 tonnes per month of ore is planned for a 10 year duration, attaining in excess of 4.0 million lbs U(3)O(8) per annum at peak production. A preliminary assessment for Phase 2 was also presented and has been designed to sustain production rates at 200,000 tonnes per month for an additional 20 years.

Conceptual studies on Phases 3 and 4 of the mine plan are currently being undertaken and are scheduled to be completed by Q3 2007. Phase 3 and Phase 4 consider an increase in throughput capacity from 200,000 tonnes per month to 300,000 tonnes per month and 400,000 tonnes per month, respectively.

Current exploration activities are focussed on expanding the Indicated resource base in anticipation of supporting mine planning for the Phase 3 and Phase 4 expansions. This is being achieved through the delineation of down dip extensions of the higher grade channels and by delineating new shallow orebody extensions such as at Dominion North.

Access in the shallower (less than 500 metres below surface) areas will be by additional declines. Vertical shafts are planned to access the deeper areas, with a 1,000 metre deep vertical shaft being considered for the down dip extensions in the Rietkuil area.

A definitive cost estimate for expanding the plant capacity to 300,000 tonnes per month is being conducted by Bateman Africa. This expansion would include the addition of a SAG (semi-autogenous grinding) mill, a separate 100,000 tonne per month counter current decantation circuit, an additional autoclave, boiler and the expansion of the present solvent extraction circuit. The existing design and plant lay-out would allow for this expansion, with full integration into the existing plant.

A further increase in effective plant capacity is planned through the introduction of radiometric ore sorting after primary crushing. A 120 tonne

per hour pilot plant has been ordered at a cost of US$4.3 million and will be constructed and commissioned by the end of 2007. Test work has indicated that in excess of 25% of the ore can effectively be sorted and discarded as waste material. Similar plants at other uranium operations (such as Rio Tinto's Rossing Uranium Mine in Namibia) have successfully proven the concept of radiometric sorting. It is anticipated that a full scale radiometric sorting plant could potentially increase plant throughput to 400,000 tonnes per month (4.8 million ore tonnes per year sorted to 3.6 million tonnes of ore processed through the plant per year using radiometric sorting) resulting in potential U(3)O(8) production by 2012 in excess of 7.0 million pounds per year at assumed current grades.

Uranium One will continue to assess areas not yet classified as resources in the Dominion and Rietkuil Sections. Exploration is continuing in these unclassified areas of the Dominion and Rietkuil Sections with the objective of further increasing the Inferred resource base and identifying additional ore-shoots for conversion to Indicated resources.

In addition to the areas being explored at the Dominion and Rietkuil Sections, Uranium One has also been awarded prospecting rights over the westerly extension of the Dominion Reefs (discussed in further detail under Global Exploration Update section below). These prospecting rights consider a Dominion Reef strike extent of approximately 60 km, effectively resulting in more than a 400% increase in the strike length of the Dominion Reefs previously controlled by the Corporation. Within the current mining rights area at Dominion, comprising an approximate 10 km Dominion Reef strike, three ore-shoots have been identified and are classified as Indicated resources. Two of these form the resource base for the current Dominion declines (D1 and D2) and the third (Dominion North) forms part of the resource base for the Phase 3 and Phase 4 production planning. The modelling of these ore-shoots illustrates the significant potential of the newly acquired mineral rights area.

Honeymoon Uranium Project Update

The Honeymoon Uranium Project is an advanced in situ leach project located in South Australia and was approved by the Board of Directors of Uranium One on August 28, 2006 upon review of a feasibility study prepared by Mayfield Engineering, Aker Kvaerner and others.

Work is proceeding on installing the required infrastructure for the Honeymoon Uranium Project. Staff quarters to provide on-site accommodation for 50 employees have recently been delivered and installed along with transportable buildings to provide additional office space. The water treatment and sewerage plants have been ordered. Design work on the access road is under way. Specifications on the power supply are being prepared by ETSA Utilities, South Australia's electricity distributor and easements for the power line are being sought from the relevant land holders.

In addition to a mining lease, Uranium One holds a newly granted ten year uranium export licence which expires on December 31, 2016.

Bateman Engineering has been awarded the Engineering, Procurement and Construction Management (EPCM) Contract for the Honeymoon Uranium Project. Development of the project is proceeding according to schedule with production expected to commence in Q1 2008.

Update on U.S. Growth Strategy

Uranium One continues to pursue growth opportunities in the United States. On January 8, 2007 the Company announced that it had extended for a further three months the period of exclusivity with U.S. Energy to negotiate definitive terms for the acquisition of the Shootaring Canyon uranium mill in Utah and a portfolio of uranium property interests in Utah, Wyoming, Arizona and Colorado.

The United States comprises approximately one-quarter of global nuclear generating capacity, representing annual demand of over 50 million pounds U(3)O(8). Domestic production of U(3)O(8) is currently running at an annualized rate of 4 million pounds per year in the United States. Uranium One believes that a growing preference for reliance upon domestic sources of

energy points to a need to develop domestic uranium resources within the United States.

To support our strategy of pursuing growth in the United States, as well as in other jurisdictions, Uranium One has created a new Projects and Integration Team comprising members of the DRUM project team. This new team will provide the necessary capacity to evaluate and progress acquisition targets as identified by the Company and will provide transitional technical expertise while full local operational teams are being assembled.

Aflease Gold Update

Uranium One's 71.4% owned subsidiary Aflease Gold Limited continues to develop its Modder East gold project located approximately 30 kilometres east of Johannesburg, South Africa. The portal of the decline was completed during the third quarter of 2006 and trackless decline development has initiated from the base of the portal excavation and advanced a total of 500 metres to date.

The Modder East gold project is expected to be completed on schedule, with the first gold pour expected in the third quarter of 2009. N M Rothschild & Sons has been appointed as exclusive financial advisor to Aflease Gold with respect to securing approximately R300 million (approximately US$41 million) in project finance to further fund development activities at Modder East.

Global Exploration Update

South Africa

The Company will continue to drill aggressively throughout 2007, with a focus on further increasing the confidence of the existing Inferred resource base to the Indicated category at the Dominion Uranium Project. This focus will aid Uranium One in completing the preliminary assessment of the potential to expand the Project to a production rate of approximately 7.0 million pounds of uranium oxide annually by 2012.

As discussed in the Company's press release dated January 17, 2007 Uranium One has been formally granted additional prospecting rights to the west of the Dominion Reefs Uranium Mine over an area of 57,565 hectares. Additional prospecting rights are currently pending, which would bring the total area of newly acquired ground to 74,380 hectares. Assuming the formal grant of prospecting rights currently pending, the newly acquired land package would represent approximately 60 kilometres of strike length of the Dominion Reefs, representing more than a 400% increase in the strike length previously controlled by the Company. A map showing the areas covered by the new prospecting rights is available on the Corporation's website at www.uranium1.com.

For 2007, Uranium One has planned a US$14.1 million exploration program in South Africa. This includes a 75,000 metre surface diamond drilling program, focused on the Dominion and Rietkuil Sections, with an overall objective of delineating the down-dip extensions of identified high grade zones as well as newly identified high grade ore-shoots. On the newly acquired prospecting rights, Uranium One is planning a program of airborne geophysics, surface mapping and surface exploration drilling, expected to commence during Q2 2007.

Australia

Uranium One has planned a 2007 exploration budget of US$3.4 million for Australia. The focus of the exploration program for 2007 will be geared towards further development of existing projects as well as generating additional targets for future evaluation.

At the Company's existing projects, the 2007 program will include a deep test drill hole at Karkarook during the first quarter, geophysical surveys on the Stuart Shelf and in the Honeymoon granite area, as well as an initial 15,000 metre rotary mud drill program at Goulds Dam.

Uranium One will also purchase a second PFN tool and will build a logging truck for a platform to run the new PFN tool by the middle of the year.

Canada

On January 11, 2007 Uranium One was notified by Pitchstone Exploration Ltd., that it had completed its requirements under a joint venture agreement between the two companies to earn a 50% interest in five projects in the eastern Athabasca Basin. Pitchstone is the operator of the joint venture and recently announced a C$5 million 2007 exploration programme that anticipates drilling 13,000 metres at the Darby-Candle, Waterfound and Moon Lake properties. An electromagnetic survey is also planned for the Darby-Candle and Lynx Lake properties to test for conductive basement formations.

Management Changes

Uranium One is also pleased to announce several changes to its management team. In order to create capacity for the development of acquired assets, a new Projects and Integration Team has been created. The Projects and Integration Team will be tasked with the investigation, approval and implementation of such projects as identified by the Company on a global basis.

Bruce Jones, formerly Executive Vice President, Africa and Europe, has been appointed to lead this team and now holds the title of Executive Vice President, Projects and Integration. Robert van Niekerk will now assume the role of Executive Vice President, Africa and Europe with primary focus on Dominion. Robert was previously Executive Vice President, Aflease Gold. Norman Schwab has been appointed Acting Chief Operating Officer at Aflease Gold. Norman previously held the position of Vice President, Mining and Projects at Aflease Gold.

Commenting on the Company's progress with its projects, Neal Froneman, Uranium One CEO said:

"I am pleased that Uranium One has delivered on all its targets thus far at Dominion, Honeymoon and at Aflease Gold. All key personnel are now focused on achieving a smooth transition from development to production at Dominion. We are focused on maximizing value for our shareholders by working to expand production at Dominion expeditiously to approximately 7.0 million pounds U(3)O(8) per annum by 2012. We look forward to completing our preliminary assessment of the potential expansion to demonstrate to the market the tremendous organic growth potential within our company."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States. The Corporation holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding potential mineralization, reserves, resources, estimates of future mining, recovery, production rates and operating costs, and future plans and objectives of

Uranium One, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form and Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) ("SAMREC") under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from

locations such as outcrops, trenches, pits, workings and drillholes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The indicated and inferred resource estimates provided herein in accordance with SAMREC will be reconciled to the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council on August 20, 2000, as may be amended from time to time by the CIM, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, ("NI 43-101") in the independent technical report being prepared by SRK for filing in accordance with the requirements of NI 43-101.

Investors are cautioned not to assume that all or any part of the mineral deposits in the Measured and Indicated resource categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in SAMREC. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an Inferred resource exists or is economically or legally mineable.

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%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:15e 30-JAN-07